EXHIBIT 99.1
Commission File Number 001-31914

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2010
CHAIRMAN’S STATEMENT
In the first half of 2010, due to the extreme complexity of both the domestic and international economic environment, there were macro-economic control dilemmas on an increasing number of issues, which led to greater challenges to the development of the insurance industry. With the full implementation of the “No. 2 Interpretation of Accounting Standard for Business Enterprises”, a new structure for the life insurance market in China is emerging. In order to actively respond to market competition, the Company accelerated its structural adjustments, strived to maintain the stable and healthy development of its business and strengthened its leading market position. By greatly improving its infrastructure, the Company made steady progress in the reform of its operation and management system. The Company also kept improving its back-office support capabilities, controlled its operating risks effectively, and transformed its model of development continuously.
During the Reporting Period, the Company’s total revenues reached RMB215,391 million, up 10.0% year-on-year. Net profit attributable to shareholders of the Company was RMB18,034 million, up 7.4% year-on-year and earnings per share (basic and diluted) were RMB0.64. As at the end of the Reporting Period, the Company’s total assets reached RMB1,320,354 million, up 7.7% from the end of 2009. The Company’s embedded value was RMB278,440 million.

Commission File Number 001-31914
Review of the First Half of 2010
The Company closely monitored the development trend of the life insurance market, intensified its efforts in business development and sped up the growth of its regular premiums business. On the basis of maintaining a steady and healthy business development, the Company has achieved remarkable success in its business restructuring. During the Reporting Period, the Company’s net premiums earned reached RMB183,589 million, up 13.3% year-on-year. First year premiums and first-year regular premiums increased by 9.4% and 24.2% compared to the corresponding period in 2009 respectively, and renewal premiums increased by 18.9% compared to the corresponding period in 2009. The percentage of first-year regular premiums in first year premiums increased to 27.82% in the first half of 2010 from 24.50% in the corresponding period in 2009. The percentage of accident insurance premiums in short-term insurance premiums increased to 53.28% in the first half of 2010 from 50.75% in the corresponding period in 2009. The percentage of renewal premiums in gross written premiums increased to 39.23% in the first half of 2010 from 37.28% in the corresponding period in 2009. New business value increased steadily, with new business value for the 6 months to 30 June 2010 reaching RMB11,548 million, an increase of 10.9% compared with that for the 6 months to 30 June 2009. Underwriting quality of the Company was further enhanced. As at 30 June 2010, the number of in-force policies increased by 7.8% from the end of 2009, and the Policy Persistency Rate (14 months and 26 months)1 reached 93.83% and 89.76%, respectively. Surrender Rate was 1.3%, a 0.34 percentage point decrease from the corresponding period in 2009.
The Company effectively responded to changes in the capital markets and consistently optimized its investment portfolio. By capturing market opportunities, the Company has increased investment in negotiated deposits, adjusted the structure of its investment in bonds, reduced the proportion of its equity investments, and successfully implemented its debt plan investment, achieving satisfactory investment results. As at the end of the Reporting Period, the Company’s investment assets2 reached RMB1,242,944 million, up 6.0% from the end of 2009. The proportion of debt securities decreased from 49.68% as at the end of 2009 to 48.46%, while the proportion of equity securities decreased from 15.31% to 11.15%. The proportion of term deposits increased from 29.43% as at the end of 2009 to 33.89%. During the Reporting Period, the Company’s gross investment yield3 was 2.51% (the simple annualized gross investment yield4 was 5.06%).
The Company kept on strengthening the infrastructure of its exclusive individual agent channel and enhancing the professionalism and meticulousness of its operation and management, as a result of which the quality of its sales team has improved continually. The group insurance channel intensified its efforts to expand the business from major projects, resulting in further increase of the Company’s market share in short-term insurance business, and the model of development on its policy-oriented business has been widely praised. The bancassurance channel has accomplished significant progress in increasing regular premium business, which resulted in a significant lead over its competitors in regular premium business and continuous improvement in its team’s competitiveness. As at the end of the Reporting Period, the Company had approximately 736,000 exclusive individual agents, and 12,900 direct sales representatives. The number of intermediary bancassurance outlets reached 97,000, with approximately 28,500 client service managers and 14,200 financial advisors.

[1]
The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[2]
Investment assets = Cash and cash equivalents + Securities at fair value through income + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted.

[3]
Gross investment yield = (Investment income + Net realised gains/(losses) on financial assets + Net fair value gains/ (losses) on assets at fair value through income — Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2).

[4]	Simple annualized gross investment yield = (the gross investment yield for the first half year/181)*365.

Commission File Number 001-31914
The Company introduced standards for all customer service personnel and developed the inquiry functions of self-service terminals, in the aim of improving customer services continuously. By optimizing its business management practices and workflows, the Company effectively enhanced the efficiency of its business processing operations. The Company also consistently improved the professional research and development of, and operation supporting systems for information technologies, so as to provide strong back-up support and services guarantee to all sales channels. The Company also actively promoted its telephone and online sales business.
The Company strictly implemented the “Standards for the Operation of Personal Accident and Casualty Insurance Business” issued by the China Insurance Regulatory Commission. The Company also strengthened the insurance agent risk warning system and follow-up visits of clients, and developed the credit assessment system for insurance agents. The Company revised and improved its Manual for the Implementation of Internal Control, focusing on certain key points, and further implemented the internal control standards, establishing a mechanism whereby all employees undertake to carry out internal control measures. The Company accomplished centralized management of internal audit functions and created an off-site audit control benchmark system for the commencement of off-site control.
Corporate Governance
In the first half of 2010, the Company has strictly complied with all the relevant regulatory requirements and listing rules. In the 2009 AGM, Mr. Anthony Francis Neoh was elected as an independent non-executive director of the Company to join the third session of the Board of Directors, thus further facilitating the development of the Board of Directors. Meanwhile, independent non-executive director Mr. Sun Shuyi left his position on 30 June 2010 after completing 6 consecutive years of service. The Company expresses its heartfelt gratitude to Mr. Sun Shuyi for his diligence towards his duties and his significant contribution to the Company’s development.
Corporate Social Responsibility
The Company donated RMB10 million to the Ministry of Civil Affairs through the China Life Foundation and RMB1 million to the Qinghai Charity Federation for the disaster rescue and post- disaster construction of Yushu. At the same time, the Company announced that it would support Yushu earthquake orphans by undertaking their basic living expenses until they reach the age of 18. The Company donated RMB1 million to Gansu Red Cross Society for the mudslide rescue and post-disaster construction of Zhouqu. The Company donated RMB1 million to “China Women’s Development Foundation — Special Fund for the Health of Chinese Women” to provide for “Screening for Two Gynaecological Cancers” and protection against serious diseases to women living in poor areas. The Company also donated RMB2 million to the China Foundation for Poverty Alleviation for addressing the drinking water and other livelihood problems encountered by the poor families in the Yunnan Province and Guizhou Province severely hit by drought. The Company donated over RMB1 million to Jiangxi Province, Fujian Province, Jilin Province and Shanxi Province which suffered from serious flood disasters. The Company continued to promote the “China Life Earthquake-striken Orphan Support Plan”. Through the scheme under which one-on-one assistance is provided to orphans by China Life volunteers, photography exibitions on Wenchuan earthquake orphans, and the second “China Life Summer Camp — earthquake orphans visiting the Shanghai EXPO”, etc., the Company provided orphans from the Wenchuan earthquake with long-term, continuous physical and spiritual support. Through the China Life Foundation, the Company continued to work on the “Healthy New Villages” project jointly initiated with the Red Cross Foundation of China.

Commission File Number 001-31914
Outlook
In the second half of 2010, the Company will face various challenges as well as opportunities in its development: China’s macro-economic environment will maintain a positive outlook. The coordination in respect of economic growth driven by consumption, investment and exports is hopefully to be strengthened, as a result of which the basis of the development for the insurance industry will be more stable. With the thorough implementation of the “No. 2 Interpretation of Accounting Standard for Business Enterprises”, the insurance industry will enjoy a healthier market environment for development. With investment channels for insurance companies further expanded, asset allocation will be more diversified. Meanwhile, the perspective for capital markets is unclear, resulting in greater challenges in asset-liability matching and achieving higher investment return.
On the basis of maintaining steady business development, the Company will proactively capture opportunities and strengthen its advantages, so as to achieve a robust and superior development. It will accelerate the development of its regular premium business and expand the scale of its renewal premiums, so as to enhance its sustainable development capabilities. The Company will strive to strengthen its sales force to further consolidate its core competitive edge. It will also establish a professional sales organization and management system to lay down a solid foundation for continuous development. In order to expand the scope for sustainable development, the Company will increase its capabilities for expanding customer resources. It will also strike a good balance between business scale and structure, short term and long term goals, objectives and foundations, as well as business development and risk control. The Company will also strive to enhance its core competitiveness, and create a new outlook for its sustainable development.
To Shareholders
With continuous economic and social development, the life insurance industry in China will continue to grow at a rapid pace and there will be tremendous room for market development, although a lot of uncertainties exist. China Life will focus on serving economic development, social improvement and security of people’s livelihood as a whole. Based on solid business development, internal management and team construction, we will make great efforts to achieve sustainable business development by utilizing our own competition advantages. We hereby express our heartful gratitude to the continuing support provided by all the Company’s shareholders. Taking a long-term perspective, we will maintain our commitment to offer long-term, stable return to the society and investors, and continue to display the Company’s image as a reliable and responsible corporate citizen for shareholders.

Commission File Number 001-31914
MANAGEMENT DISCUSSION AND ANALYSIS5
I.	Analysis of Major Items of Consolidated Statement of Comprehensive Income
1.	Total Revenues

	RMB million
	January to	January to
	June 2010	June 2009

Net premiums earned	183,589	161,993
Individual life insurance business	175,504	155,252
Group life insurance business	281	123
Short-term insurance business	7,804	6,618
Investment income	24,715	18,977
Net realised gains on financial assets	6,266	12,241
Debt securities	436	2,348
Equity securities	5,830	9,893
Net fair value gains/(losses) on assets at fair value through income	(369)	1,379
Debt securities	132	(225)
Equity securities	(501)	1,604
Other income	1,190	1,154

Total	215,391	195,744

Net Premiums Earned
(1)	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business increased by 13.0% year-on-year. This was primarily due to an increase in the first-year regular premiums and renewal premiums.

(2)	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 128.5% year-on-year. This was primarily due to our increased efforts on the development for protection-type business.

[5]	Unless otherwise specified, financial results of the six months from January to June 2009 have been adjusted in accordance with IFRS. Financial results of the Reporting Period are unaudited.

Commission File Number 001-31914
(3)	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 17.9% year-on-year. This was primarily due to our increased efforts on the development for short-term accident insurance business.

	RMB million
	Gross written premiums
	January to	January to
	June 2010	June 2009

Individual Life Insurance	175,520	155,263
First-year business	103,486	94,707
Single	74,624	71,478
First-year regular	28,862	23,229
Renewal business	72,034	60,556
Group Life Insurance	283	123
First-year business	279	117
Single	278	113
First-year regular	1	4
Renewal business	4	6
Accident and Health Insurance	7,811	7,074
Short-term accident insurance business	4,162	3,590
Short-term health insurance business	3,649	3,484

Total	183,614	162,460

Investment Income

	RMB million
	January to	January to
	June 2010	June 2009

Investment income from securities at fair value through income	62	191
Investment income from available-for-sale securities	11,324	8,109
Investment income from held-to-maturity securities	5,184	4,793
Investment income from term deposits	7,375	5,324
Investment income from loans	696	560
Other Investment income	74	—

Total	24,715	18,977

Commission File Number 001-31914
(1)	Investment income from Securities at Fair Value through Income

During the Reporting Period, investment income from securities at fair value through income decreased by 67.5% year-on-year. This was primarily due to a decrease in dividends and interest income from the held-for-trading securities.

(2)	Investment income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 39.6% year-on-year. This was primarily due to an increase in dividends and interest income from available-for-sale securities.

(3)	Investment income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 8.2% year-on-year. This was primarily due to an increase in interest income resulting from favorable structural adjustment of our investment in debt securities.

(4)	Investment income from Term Deposits

During the Reporting Period, investment income from term deposits increased by 38.5% year-on-year. This was primarily due to an increase in the amount of term deposits and currency assets.

(5)	Investment income from Loans

During the Reporting Period, investment income from loans increased by 24.3% year-on-year. This was primarily due to an increase in interest income from policy loans.
Net Realised Gains on Financial Assets
(1)	Debt Securities

During the Reporting Period, net realised gains on financial assets from debt securities decreased by 81.4% year-on-year. This was primarily due to a decrease in income from the buy-sale price differential in the trading of available-for-sale debt securities.

(2)	Equity Securities

During the Reporting Period, net realised gains on financial assets from equity securities decreased by 41.1% year-on-year. This was primarily due to a decrease in income from the buy-sale price differential in the trading of available-for sale stocks and fund interests resulting from the fluctuation in the capital markets.

Commission File Number 001-31914
Net Fair Value Gains/(Losses) on Assets at Fair Value through Income
(1)	Debt Securities

During the Reporting Period, the change of net fair value gains/(losses) on assets at fair value through income from debt securities was primarily due to an increase in unrealized profits and income from the buy-sale price differential in trading of held-for-trading debt securities.

(2)	Equity Securities

During the Reporting Period, the change of net fair value gains/(losses) on assets at fair value through income from equity securities was primarily due to a decrease in unrealised profits and in income from the buy-sale price differential in trading of held-for trading stocks and fund interests resulting from the fluctuation in the capital markets.

Other Income
During the Reporting Period, other income increased by 3.1% year-on-year. This was primarily due to an increase in income from asset management fees earned by the China Life Asset Management Company Limited.
2.	Benefits, Claims and Expenses

	RMB million
	January to	January to
	June 2010	June 2009

Insurance benefits and claims	163,315	143,741
Individual life insurance business	158,760	139,703
Group life insurance business	265	254
Short-term insurance business	4,290	3,784
Investment contracts benefits	1,062	1,028
Policyholder dividends resulting from participation in profits	6,195	7,996
Underwriting and policy acquisition costs	13,962	12,289
Administrative expenses	8,405	8,161
Other operating expenses	1,580	1,106
Statutory insurance fund	339	305

Total	194,858	174,626

Commission File Number 001-31914
Insurance Benefits and Claims
(1)	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to individual life insurance business increased by 13.6% year-on-year. This was primarily due to an increase in business volume and the accumulation of insurance liabilities.

(2)	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to group life insurance business increased by 4.3% year-on-year. This was primarily due to an increase in business volume and the accumulation of insurance liabilities.

(3)	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims attributable to short-term insurance business increased by 13.4% year-on-year. This was primarily due to an increase in business volume.
Investment Contracts Benefits
During the Reporting Period, investment contracts benefits increased by 3.3% year-on-year. This was primarily due to an increase in average account balance resulting from the increased volume of investment contracts business.
Policyholder Dividends Resulting from Participation in Profits
During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 22.5% year-on-year. This was primarily due to a decrease in investment yield for participating products resulting from the fluctuation of capital market.
Underwriting and Policy Acquisition Costs
During the Reporting Period, underwriting and policy acquisition costs increased by 13.6% year-on-year. This was primarily due to business development and optimization of business structure.
Administrative Expenses
During the Reporting Period, administrative expenses increased by 3.0% year-on-year. This was primarily due to business development and strengthened control of expenses.
Other Operating Expenses
During the Reporting Period, other operating expenses increased by 42.9% year-on-year. This was primarily due to an increase in interest expenses, etc.

Commission File Number 001-31914
3.	Profit before Income Tax

	RMB million
	January to	January to
	June 2010	June 2009

Individual life insurance business	19,144	19,845
Group life insurance business	210	282
Short-term insurance business	773	780
Other	1,476	678

Total	21,603	21,585

(1)	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business decreased by 3.5% year-on-year. This was primarily due to a decrease in investment yield resulting from the fluctuation in the capital markets.

(2)	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business decreased by 25.5% year-on-year. This was primarily due to an increase in claims payments and a decrease in investment yield.

(3)	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business decreased by 0.9% year-on-year. This was primarily due to an increase in claims payments.
4.	Income Tax

During the Reporting Period, income tax of the Company was RMB3,488 million, a 26.2% decrease year-on-year. This was primarily due to an increase in non-taxable income. Our effective tax rate for the first half of 2010 was 16.15%.

5.	Net Profit

During the Reporting Period, net profit attributable to shareholders of the Company was RMB18,034 million, a 7.4% increase year-on-year. This was primarily due to business development, optimization of business structure, and optimization of assets allocation.

Commission File Number 001-31914
II.	Analysis of Major Financial Position Items
1.	Major Assets

	RMB million
	As at	As at
	30 June	31 December
	2010	2009

Investment assets	1,242,944	1,172,145
Term deposits	421,194	344,983
Held-to-maturity securities	244,254	235,099
Available-for-sale securities	485,616	517,499
Securities at fair value through income	11,041	9,133
Securities purchased under agreements to resell	190	—
Cash and cash equivalents	44,718	36,197
Loans	29,778	23,081
Statutory deposits—restricted	6,153	6,153
Other assets	77,410	54,112

Total	1,320,354	1,226,257

Term Deposits
As at the end of the Reporting Period, term deposits increased by 22.1% from the end of 2009. This was primarily due to our increased efforts for investment in negotiated deposits with floating interest rates.
Held-to-Maturity Securities
As at the end of the Reporting Period, held-to-maturity securities increased by 3.9% from the end of 2009. This was primarily due to an increase in our total investment assets.
Available-for-Sale Securities
As at the end of the Reporting Period, available-for-sale securities decreased by 6.2% from the end of 2009. This was primarily due to a decrease in fair value on financial assets.
Securities at Fair Value through Income
As at the end of the Reporting Period, securities at fair value through income increased by 20.9% from the end of 2009. This was primarily due to an increase in the volume of held-for-trading fund interests.

Commission File Number 001-31914
Cash and Cash Equivalents
As at the end of the Reporting Period, cash and cash equivalents increased by 23.5% from the end of 2009. This was primarily due to the asset allocation needs.
Loans
As at the end of the Reporting Period, loans increased by 29.0% from the end of 2009. This was primarily due to an increase in the demand of policy loans.
As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	RMB million
	As at		As at
	30 June 2010		31 December 2009
	Amount	Percentage	Amount	Percentage

Cash and cash equivalents	44,718	3.60%	36,197	3.09%
Term deposits	421,194	33.89%	344,983	29.43%
Bonds	602,318	48.45%	582,315	49.68%
Funds	65,592	5.28%	76,367	6.52%
Common stocks	73,001	5.87%	103,038	8.79%
Other investments	36,121	2.91%	29,245	2.49%

Total	1,242,944	100%	1,172,145	100%

2.	Major Liabilities

	RMB million
	As at	As at
	30 June	31 December
	2010	2009

Insurance contracts	940,693	818,164
Financial liabilities	101,082	100,879
Investment contracts	69,782	67,326
Securities sold under agreements to repurchase	31,300	33,553
Policyholder dividends payable	47,171	54,587
Annuity and other insurance balances payable	7,924	5,721
Deferred tax liabilities	11,565	16,361
Other liabilities	18,520	17,769

Total	1,126,955	1,013,481

Commission File Number 001-31914
Insurance Contracts
As at the end of the Reporting Period, liabilities of insurance contracts increased by 15.0% from the end of 2009. This was primarily due to an increase in business volume and the accumulation of insurance liabilities.
Financial Liabilities
As at the end of the Reporting Period, financial liabilities increased by 0.2% from the end of 2009. This was primarily due to an increase in business volume of investment contracts.
Policyholder Dividends Payable
As at the end of the Reporting Period, policyholder dividends payable decreased by 13.6% from the end of 2009. This was primarily due to a decrease in investment yield for participating products and a decrease in unrealised profit of financial assets (available for sale).
Annuity and Other Insurance Balances Payable
As at the end of the Reporting Period, annuity and other insurance balances payable increased by 38.5% from the end of 2009. This was primarily due to the accumulation of insurance liabilities.
Deferred Tax Liabilities
As at the end of the Reporting Period, deferred tax liabilities decreased by 29.3% from the end of 2009. This was primarily due to a decrease in unrealised profit of financial assets (available for sale).
3.	Shareholders’ Equity
As at the end of the Reporting Period, shareholders’ equity was RMB191,739 million, a 9.2% decrease from the end of 2009. This decrease was primarily due to a decrease in fair value on financial assets (available for sale) and the distribution of cash dividends.
III	Analysis of Cash Flow
1.	Liquidity Sources
Our principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, and net investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Commission File Number 001-31914
Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB44,718 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB421,194 million.
Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB609,187 million, while investments in equity securities had a fair value of RMB138,593 million. The Company is also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.
2.	Liquidity Uses
Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.
We believe that our sources of liquidity are sufficient to meet our current cash requirements.
3.	Consolidated Cash Flows

	RMB million
	January to	January to
	June 2010	June 2009

Net cash provided by operating activities	104,365	80,710
Net cash used in investment activities	(78,376)	(38,778)
Net cash provided by financing activities	(17,405)	(14,727)
Foreign currency losses on cash and cash equivalents	(63)	(11)

Net increase of cash and cash equivalents	8,521	27,194

During the Reporting Period, net cash provided by operating activities increased by 29.3% year-on-year. This was primarily due to an increase in written premiums and a decrease in claims payments. Net cash used in investment activities increased by 102.1% year-on-year. This was primarily due to an increase in total investment assets and investment arrangements. Net cash provided by financing activities increased by 18.2%. This was primarily due to an increase in cash dividends.

Commission File Number 001-31914
IV	Solvency Ratio
The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at 30 June 2010:

	RMB million
	As at	As at
	30 June	31 December
	2010	2009

Actual capital	118,184	147,119
Minimum capital	54,408	48,459
Solvency ratio	217.22%	303.59%

The decrease of our solvency ratio was primarily due to the fluctuation of capital market, the development of our business and the distribution of cash dividends.

Commission File Number 001-31914
INTERIM RESULTS6
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2010

		Unaudited
		For the six months
		ended 30 June
	Note	2010	2009
		RMB million	RMB million

REVENUES
Gross written premiums		183,614	162,460
Less: premiums ceded to reinsurers		(90)	(64)

Net written premiums		183,524	162,396
Net change in unearned premium reserves		65	(403)

Net premiums earned		183,589	161,993

Investment income	1	24,715	18,977
Net realised gains on financial assets	2	6,266	12,241
Net fair value gains/(losses) on assets at fair value through income	3	(369)	1,379
Other income		1,190	1,154

Total revenues		215,391	195,744

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(36,482)	(48,681)
Accident and health claims and claim adjustment expenses		(4,290)	(3,784)
Increase in insurance contracts liabilities		(122,543)	(91,276)
Investment contract benefits		(1,062)	(1,028)
Policyholder dividends resulting from participation in profits		(6,195)	(7,996)
Underwriting and policy acquisition costs		(13,962)	(12,289)
Administrative expenses		(8,405)	(8,161)
Other operating expenses		(1,580)	(1,106)
Statutory insurance fund		(339)	(305)

Total benefits, claims and expenses		(194,858)	(174,626)

[6]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(CONTINUED)
For the six months ended 30 June 2010

		Unaudited
		For the six months
		ended 30 June
	Note	2010		2009
		RMB million		RMB million

Share of results of associates			1,070		467
Profit before income tax	4		21,603		21,585
Income tax expenses	5		(3,488)		(4,728)

Net profit			18,115		16,857

Attributable to:
– shareholders of the Company			18,034		16,795
– non-controlling interests			81		62

Basic and diluted earnings per share	6	RMB	0.64	RMB	0.59

Other comprehensive income/(loss)
Available-for-sale financial assets
Arising from available-for-sale securities			(26,690)		28,655
Reclassification adjustment for gains included in profit or loss			(6,264)		(12,242)
Impact from available-for-sale securities on other assets and liabilities			9,770		(3,619)
Share of other comprehensive loss of associates			(208)		(53)
Income tax relating to components of other comprehensive income/(loss)			5,796		(3,198)

Other comprehensive income/(loss) for the period			(17,596)		9,543

Total comprehensive income for the period			519		26,400

Attributable to:
– shareholders of the Company			452		26,331
– non-controlling interests			67		69

Commission File Number 001-31914
Note:
1.	INVESTMENT INCOME

	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Debt securities	12,548	11,713
– held-to-maturity securities	5,184	4,793
– available-for-sale securities	7,329	6,761
– at fair value through income	35	159
Equity securities	4,022	1,380
– available-for-sale securities	3,995	1,348
– at fair value through income	27	32
Bank deposits	7,375	5,324
Loans	696	560
Securities purchased under agreements to resell	74	—

Total	24,715	18,977

Included in investment income is interest income of RMB20,693 million (for the six months ended 30 June 2009: RMB17,597 million) using the effective interest method. The investment income from listed and unlisted investment for the six months ended 30 June 2010 are RMB3,370 million (for the six months ended 30 June 2009: RMB2,090 million) and RMB13,200 million (for the six months ended 30 June 2009: RMB11,005 million) respectively.
2.	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Debt securities
Net realised gains	436	2,348

Subtotal	436	2,348

Equity securities
Net realised gains	6,143	12,177
Impairments	(313)	(2,284)

Subtotal	5,830	9,893

Total	6,266	12,241

Net realised gains on financial assets are from available-for-sale securities.
During the six months ended 30 June 2010, the Group recognized impairment expense of RMB313 million (for the six months ended 30 June 2009: RMB2,284 million) of available-for-sale securities for which the Group determined that objective evidence of impairment existed.

Commission File Number 001-31914
3.	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME

	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million
Debt securities	132	(225)
Equity securities	(501)	1,604

Total	(369)	1,379

4.	PROFIT BEFORE INCOME TAX
Profit before income tax is stated after charging the following:

	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Employee salary and welfare cost	2,966	2,538
Housing benefits	237	175
Contribution to the defined contribution pension plan	644	493
Depreciation and amortisation	872	688
Interest expenses on securities sold under the agreements to repurchase	68	42
Exchange loss	78	12
5.	TAXATION
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.
(a)	The amount of taxation charged to the net profit represents:

	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Current taxation – Enterprise income tax	2,488	1,942
Deferred taxation	1,000	2,786

Taxation charges	3,488	4,728

Commission File Number 001-31914
(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2009: 25%) is as follows:

			For the six months
			ended 30 June
			2010	2009
			RMB million	RMB million

Net profit before income tax expenses			21,603	21,585

Tax computed at the statutory tax rate			5,401	5,396
Non-taxable income	(i	)	(2,043)	(1,226)
Additional tax liability from expenses not deductible for tax purposes	(i	)	122	556
Unused tax losses			8	2

Income taxes at effective tax rate			3,488	4,728

(i)
Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction set by relevant tax regulations.

(c)	The movement in deferred tax assets and liabilities during the period is as follows:
As at 30 June 2010, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25%.

Deferred tax	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)

As at 1 January 2009	(9,452)	(1,473)	581	(10,344)
(Charged)/credited to net profit	(756)	(1,823)	(207)	(2,786)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(4,101)	—	(4,101)
– Impact of available-for-sale securities on policyholder dividend payables	905	—	—	905

As at 30 June 2009	(9,303)	(7,397)	374	(16,326)

As at 1 January 2010	(8,531)	(8,482)	653	(16,360)
(Charged)/credited to net profit	(536)	(189)	(276)	(1,001)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	8,238	—	8,238
– Impact of available-for-sale securities on policyholder dividend payables	(2,442)	—	—	(2,442)

As at 30 June 2010	(11,509)	(433)	377	(11,565)

Commission File Number 001-31914

(i)
The deferred tax arising from the insurance is mainly related to the temporary difference of short duration insurance contracts liabilities, policyholder dividend payables and carry forward impacts of first time adoption of IFRS;

(ii)	The deferred tax arising from the investments is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through income;

(iii)	The deferred tax arising from others is mainly related to the temporary difference of employee salary and welfare cost payables.
6.	EARNINGS PER SHARE
There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2010 are based on the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2009: 28,264,705,000).

Commission File Number 001-31914
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2010

	Unaudited	Audited
	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

ASSETS
Property, plant and equipment	17,908	17,467
Investments in associates	17,174	8,470
Financial assets
Held-to-maturity securities	244,254	235,099
Loans	29,778	23,081
Term deposits	421,194	344,983
Statutory deposits-restricted	6,153	6,153
Available-for-sale securities	485,616	517,499
Securities at fair value through income	11,041	9,133
Securities purchased under agreements to resell	190	—
Accrued investment income	19,283	14,208
Premiums receivable	12,484	6,818
Reinsurance assets	825	832
Other assets	9,736	6,317
Cash and cash equivalents	44,718	36,197

Total assets	1,320,354	1,226,257

Commission File Number 001-31914
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(CONTINUED)
As at 30 June 2010

	Unaudited	Audited
	As at	As at 31
	30 June 2010	December 2009
	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	940,693	818,164
Financial liabilities
Investment contracts	69,782	67,326
Securities sold under agreements to repurchase	31,300	33,553
Policyholder dividends payable	47,171	54,587
Annuity and other insurance balances payable	7,924	5,721
Premiums received in advance	1,785	1,804
Other liabilities	16,075	11,978
Deferred tax liabilities	11,565	16,361
Current income tax liabilities	454	3,850
Statutory insurance fund	206	137

Total liabilities	1,126,955	1,013,481

Shareholders’ equity
Share capital	28,265	28,265
Reserves	92,397	102,787
Retained earnings	71,077	80,020

Total shareholders’ equity	191,739	211,072

Non-controlling interests	1,660	1,704

Total equity	193,399	212,776

Total liabilities and equity	1,320,354	1,226,257

Commission File Number 001-31914
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2010

	Unaudited
	Attributable to shareholders
	of the Company
			Retained	Non-controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2009	28,265	84,447	61,235	924	174,871

Net profit	—	—	16,795	62	16,857

Other comprehensive gain for the period	—	9,536	—	7	9,543

Total comprehensive income	—	9,536	16,795	69	26,400

Transactions with owners
Capital contribution	—	—	—	720	720
Appropriation to reserve	—	1,009	(1,009)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(104)	(104)

Total transactions with owners	—	1,009	(7,510)	616	(5,885)

As at 30 June 2009	28,265	94,992	70,520	1,609	195,386

As at 1 January 2010	28,265	102,787	80,020	1,704	212,776

Net profit	—	—	18,034	81	18,115

Other comprehensive loss for the period	—	(17,582)	—	(14)	(17,596)

Total comprehensive income/(loss)	—	(17,582)	18,034	67	519

Transactions with owners
Capital contribution	—	—	—	—	—
Appropriation to reserve	—	7,192	(7,192)	—	—
Dividends paid	—	—	(19,785)	—	(19,785)
Dividends to non-controlling interests	—	—	—	(111)	(111)

Total transactions with owners	—	7,192	(26,977)	(111)	(19,896)

As at 30 June 2010	28,265	92,397	71,077	1,660	193,399

Commission File Number 001-31914
CONDENSED CONSOLIDATED CASH FLOWS STATEMENT
For the six months ended 30 June 2010

	Unaudited
	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Net cash inflow from operating activities	104,365	80,710

Net cash outflow from investing activities	(78,376)	(38,778)

Net cash outflow from financing activities	(17,405)	(14,727)

Foreign currency losses on cash and cash equivalents	(63)	(11)

Net increase in cash and cash equivalents	8,521	27,194

Cash and cash equivalents
Beginning of period at 1 January	36,197	34,085

End of period at 30 June	44,718	61,279

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	37,908	50,752
Short-term bank deposits	6,810	10,527

Commission File Number 001-31914
SEGMENT INFORMATION
1.	Operating segments
The Group operates in four operating segments:
(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts.

(iv)	Corporate and other business (Corporate and other)

Corporate and other business relates primarily to income, tax expenses and allocated costs of insurance agency business in respect of the provision of the services to CLIC, share of results of associates, income and expenses of subsidiaries, unallocated incomes and expenditures of the Group.

2.	Allocation basis of income and expenses
Investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments. Except for those arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in “Corporate and other” directly.

Commission File Number 001-31914
3.	Allocation basis of assets and liabilities
Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Insurance liabilities are presented among segments respectively.

	For the six months ended 30 June 2010
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	175,520	283	7,811	—	—	183,614
-Term Life	778	196	—	—	—
-Whole Life	18,308	71	—	—	—
-Endowment	131,872	—	—	—	—
-Annuity	24,562	16	—	—	—
Net premiums earned	175,504	281	7,804	—	—	183,589
Investment income	22,976	1,410	232	97	—	24,715
Net realised gains on financial assets	5,814	357	59	36	—	6,266
Net fair value loss on assets at fair value through income	(341)	(21)	(3)	(4)	—	(369)
Other income	124	163	—	1,203	(300)	1,190
Including: inter-segment revenue	—	—	—	300	(300)	—

Segment revenues	204,077	2,190	8,092	1,332	(300)	215,391

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(36,300)	(182)	—	—	—	(36,482)
Accident and health claims and claim adjustment expenses	—	—	(4,290)	—	—	(4,290)
Increase in insurance contracts liabilities	(122,460)	(83)	—	—	—	(122,543)
Investment contract benefits	(1,001)	(61)	—	—	—	(1,062)
Policyholder dividends resulting from participation in profits	(5,728)	(467)	—	—	—	(6,195)
Underwriting and policy acquisition costs	(12,578)	(48)	(1,266)	(70)	—	(13,962)
Administrative expenses	(5,794)	(342)	(1,498)	(771)	—	(8,405)
Other operating expenses	(755)	(778)	(262)	(85)	300	(1,580)
Including: Inter-segment expenses	(280)	(17)	(3)	—	300	—
Statutory insurance fund	(317)	(19)	(3)	—	—	(339)

Segment benefits, claims and expenses	(184,933)	(1,980)	(7,319)	(926)	300	(194,858)

Share of results of associates	—	—	—	1,070	—	1,070

Segment results	19,144	210	773	1,476	—	21,603

Income tax						(3,488)

Net profit						18,115

Unrealised loss included in shareholder’s equity	(16,339)	(1,003)	(165)	(75)	—	(17,582)

Depreciation and amortisation	652	39	161	20	—	872

Commission File Number 001-31914

	For the six months ended 30 June 2009
	Individual	Group		Corporate
	life	life	Short-term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	155,263	123	7,074	—	—	162,460
-Term Life	338	46	—	—	—
-Whole Life	18,235	62	—	—	—
-Endowment	110,699	—	—	—	—
-Annuity	25,991	15	—	—	—
Net premiums earned	155,252	123	6,618	—	—	161,993
Investment income	17,367	1,324	199	87	—	18,977
Net realised gain on financial assets	11,225	856	130	30	—	12,241
Net fair value gain on assets at fair value through income	1,263	96	15	5	—	1,379
Other income	49	262	—	1,078	(235)	1,154
Including: inter-segment revenue	—	—	—	235	(235)	—

Segment revenues	185,156	2,661	6,962	1,200	(235)	195,744

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(48,336)	(345)	—	—	—	(48,681)
Accident and health claims and claim adjustment expenses	—	—	(3,784)	—	—	(3,784)
Increase in insurance contracts liabilities	(91,367)	91		—	—	(91,276)
Investment contract benefits	(940)	(88)	—	—	—	(1,028)
Policyholder dividends resulting from participation in profits	(7,225)	(771)	—	—	—	(7,996)
Underwriting and policy acquisition costs	(11,426)	(62)	(801)	—	—	(12,289)
Administrative expenses	(5,476)	(368)	(1,431)	(886)	—	(8,161)
Other operating expenses	(260)	(815)	(163)	(103)	235	(1,106)
Including: Inter-segment expenses	(218)	(15)	(3)	1	235	—
Statutory insurance fund	(281)	(21)	(3)	—	—	(305)

Segment benefits, claims and expenses	(165,311)	(2,379)	(6,182)	(989)	235	(174,626)

Share of results of associates	—	—	—	467	—	467

Segment results	19,845	282	780	678	—	21,585

Income tax expenses						(4,728)

Net profit						16,857

Unrealised gain/(loss) included in shareholder’s equity	8,796	671	101	(32)	—	9,536

Depreciation and amortisation	575	39	140	15	—	769

Commission File Number 001-31914
EMBEDDED VALUE
Summary of Results
The embedded value as at 30 June 2010, and the value of one year’s sales for the 12 months to 30 June 2010, and their corresponding results in 2009 are shown below.
Table 1
Components of Embedded Value and Value of One Year’s Sales (RMB million)
(Assuming the method to determine taxable income for 2009 and thereafter was the same as that in 2008)

	June 30	Dec 31
ITEM	2010	2009

A Adjusted Net Worth	137,661	159,948
B Value of In-Force Business before Cost of Solvency Margin	167,352	149,387
C Cost of Solvency Margin	(26,572)	(24,106)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	140,779	125,282
E Embedded Value (A + D)	278,440	285,229
F Value of One Year’s Sales before Cost of Solvency Margin	22,532	21,352
G Cost of Solvency Margin	(3,682)	(3,638)
H Value of One Year’s Sales after Cost of Solvency Margin (F + G)	18,850	17,713

Note:	Numbers may not be additive due to rounding.
Table 2
Components of Value of Half Year’s Sales (RMB million)
(Assuming the method to determine taxable income for 2009 and thereafter was the same as that in 2008)

	June 30	June 30
ITEM	2010	2009

A Value of Half Year’s Sales before Cost of Solvency Margin	13,635	12,454
B Cost of Solvency Margin	(2,087)	(2,043)
C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	11,548	10,411

Note:
The value of half year’s sales is defined as the discounted value of the projected stream of future after-tax distributable profits for the half year’s sales in the 6 months immediately preceding the valuation date.

The value of half year’s sales to 30 June 2009 is recalculated using the assumptions used as at 31 December 2009. The value disclosed at 30 June 2009 was RMB10,346 million.

Commission File Number 001-31914
MOVEMENT ANALYSIS
The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.
Table 3
Analysis of Embedded Value Movement in the First Half Year of 2010 (RMB million)
(Assuming the method to determine taxable income for 2009 and thereafter was the same as that in 2008)

ITEM	RMB MILLION

A Embedded Value at Start of Year	285,229
B Expected Return on Embedded Value	12,114
C Value of New Business in the Period	11,548
D Operating Experience Variance	3,086
E Investment Experience Variance	(14,818)
F Methodology, Model Changes	31
G Market Value Adjustment	1,353
H Exchange Gains or Losses	(78)
I Shareholder Dividend Distribution	(19,785)
J Other	(241)
K Embedded Value as at 30 June 2010 (sum A through J)	278,440

Notes:	1)	Numbers may not be additive due to rounding.

	2)	Items B through J are explained below:
B
Reflects unwinding of the opening value of in-force business and value of new business sales in the first half year of 2010 plus the expected return on investments supporting the 2010 opening net worth.

C	Value of new business sales in the first half year of 2010.

D	Reflects the difference between actual experience in the first half year of 2010 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during the first half year of 2010.

F	Reflects the effect of projection method and model enhancements.

G	Change in the market value adjustment from the beginning of year 2010 to 30 June 2010, and other related adjustments.

H	Reflect the gains or losses due to change in exchange rate.

I	Reflects dividends distributed to shareholders during the year of 2010.

J	Other miscellaneous items.

Commission File Number 001-31914
SENSITIVITY TESTING
Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.
Table 4
Sensitivity Results (RMB million)

	VALUE OF	VALUE OF
Scenarios 1-15: Assuming the method to	IN-FORCE BUSINESS	ONE YEAR’S SALES
determine taxable income for 2009 and	AFTER COST OF	AFTER COST OF
thereafter was the same as that in 2008	SOLVENCY MARGIN	SOLVENCY MARGIN

Base Case Scenario	140,779	18,850
1. Risk discount rate of 11.5%	133,430	17,822
2. Risk discount rate of 10.5%	148,681	19,955
3. 10% increase in investment return	166,525	21,593
4. 10% decrease in investment return	115,141	16,129
5. 10% increase in expenses	138,659	17,148
6. 10% decrease in expenses	142,897	20,553
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	139,214	18,731
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	142,366	18,970
9. 10% increase in lapse rates	139,279	18,721
10. 10% decrease in lapse rates	142,349	18,977
11. 10% increase in morbidity rates	139,019	18,707
12. 10% decrease in morbidity rates	142,554	18,994
13. 10% increase in claim ratio of short term business	140,492	18,316
14. 10% decrease in claim ratio of short term business	141,067	19,384
15. Solvency margin at 150% of statutory minimum	128,146	16,983
16. Projected taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	135,983	18,428

Adjusted Net Worth

Base Case Scenario	137,661
17. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” for 2009 and 2010	132,389

Note:	Scenarios 16 and 17 reflect the sensitivity to a different approach in determining the taxable income.

Commission File Number 001-31914
CORPORATE GOVERNANCE
The Company has implemented a full set of corporate governance practices, and strongly believes that through fostering sound corporate governance, the Company can further enhance its transparency and accountability. This also helps the Company achieve its goals and enable the Company to operate in a more regulated manner and boost the confidence of investors.
For the Reporting Period, the Company complied with all the code provisions under the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.
DIVIDEND
The Company will not declare an interim dividend for the Reporting Period.
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES
For the Reporting Period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.
COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY
After making specific inquiries to all the directors and supervisors of the Company, they have confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Companies (“Model Code”) as set out in Appendix 10 of the Listing Rules during the Reporting Period. The Board has established written guidelines on no less exacting terms than the Model Code for directors and supervisors in respect of their dealings in the securities of the Company.
REVIEW OF ACCOUNTS
The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2010.
PUBLICATION OF INTERIM REPORT
The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the website of The Stock Exchange of Hong Kong Limited (http://www.hkexnews. hk) in due course.
This announcement is published in both English and Chinese languages. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

Commission File Number 001-31914
As at the date of this announcement, the Directors of the Company are as follows:

Executive Directors:	Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin
Independent Non-executive Directors:	Mr. Ma Yongwei, Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Chao
Chairman
Beijing, China, 25 August 2010